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                                                          Filed by Polycom, Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                           Subject Company: Accord Networks Ltd.
                                                      Registration No. 000-30887


Contacts: Michael R. Kourey, CFO        Jeffrey B. Bradley, CFO
          ----------------------        -----------------------
          Polycom, Inc.                 Accord Networks Ltd.
          408.474.2844                  770.641.4413
          ------------                  ------------
          email:  mkourey@polycom.com   email:  jeff.bradley@accordnetworks.com


                    POLYCOM TO ACQUIRE ACCORD NETWORKS LTD.
                    FOR APPROXIMATELY $339 MILLION IN STOCK

   Agreement Adds Next Generation Infrastructure to Polycom's Converged Network Solutions

     MILPITAS, Calif. and ATLANTA - December 6, 2000 - Polycom(R), Inc. (NASDAQ:
PLCM), a worldwide leader in broadband communications solutions, and Accord Networks Ltd. (NASDAQ: ACCD), today announced an agreement under which Polycom will acquire Accord, a leading provider of next-generation, rich-media network products that enable Internet Protocol (IP) and other network voice and video communications in both the customer premise and service provider markets.

     Under the terms of the agreement, 6.26 million shares of Polycom common stock will be exchanged for all outstanding shares of Accord and 1.51 million shares will be used in exchange for the outstanding options and warrants for Accord. These shares will be exchanged based on a fixed ratio of 0.3065 shares of Polycom for each share of Accord. The value of the transaction, based on yesterday's Polycom closing price, is approximately $339 million. This acquisition is anticipated to be completed by the end of the first quarter 2001 and is subject to approval by Accord's shareholders. In addition, this transaction is intended to be accounted for as a pooling of interests and is intended to qualify as a tax-free reorganization. Excluding one-time acquisition related expenses, Polycom expects the acquisition to be slightly accretive in 2001.

     "The integration of Accord's next generation network infrastructure products with Polycom's network access and voice and video products positions Polycom as a leading end-to-end voice and video solutions company," said Bob Hagerty, president and CEO of Polycom. "Accord's core competency in serving the voice and video network infrastructure with its market leading V2IPERA family of multi-port gateways significantly augments Polycom's offering, not only at the customer premise, but also through Accord's partnerships with the leading communications service providers around the world. In addition, Accord's unparalleled development team will provide a strong foundation as Polycom builds a platform of seamless, broadband voice and video communications for enterprises and service providers of all sizes."

     Hagerty continued, "For the first time, enterprises are demanding IP-based voice and video communications broadly and at a rapidly growing rate. With Accord, Polycom will be well positioned to leverage its products and technology to service all of the voice and video communications needs of enterprises and service providers."
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     "Joining forces with Polycom leverages Accord's technology and product platform through Polycom's extensive strategic partnerships and global channel base," said Jules DeVigne, chairman and CEO of Accord Networks. "The strategic synergies between Accord and Polycom will create a company poised to exploit the explosive broadband communications market. We share Polycom's vision of the ubiquitous deployment of IP-based voice and video communications on every desktop and in every meeting room around the globe."

     Polycom will host a conference call to discuss this acquisition today at 8:30 a.m. ET, 5:30 a.m. PT. The two numbers that may be used to access the call are 415.247.8577 and 212.346.0147. Also, the call will be available on Polycom's and Accord's web sites for one week, beginning at 1 p.m. PT today.

About Polycom

     Polycom develops, manufactures and markets a full range of premium-quality network access devices and broadband appliances. Polycom's integrated communications solutions enable business and professional users to immediately realize the benefits of voice, video and data over rapidly growing broadband networks. Additional information about Polycom is available at www.polycom.com.

About Accord

     Accord Networks Ltd. is the leading manufacturer of video and voice network products for the converged network. Accord develops and markets the V2IPERA product family--a line of network infrastructure servers that empower rich-media communications over IP, ATM, and circuit-switched network environments. Additional information about Accord Networks may be found at www.accordnetworks.com.

     Except for the historical information contained herein, matters discussed in this release include forward looking statements that involve risks and uncertainties, including risks associated with acquisition, such as the potential inability to satisfy the closing conditions for the acquisition, the risk of loss of Accord Networks' distribution channels that sell products competitive to Polycom, potential difficulties in the assimilation of the other distribution channels and other operations, strategies, technologies and products of the acquired company, the risk of loss of key personnel of the acquired company, diversion of management attention from other business concerns, risk of entering new markets associated with Accord Networks' partners, including the risk of variations in quarterly operating results due to the timing of significant orders and other factors, significant current and expected additional competition and the need to continue to expand product distribution, particularly in the IP channels and internationally, and risk that the foregoing and other factors will not yield the expected accretion in the future. Further risks are detailed from time to time in Polycom's SEC reports, including the Form 10-K, for 1999, and subsequent Form 10-Q filings and Accord Networks' SEC reports, including the Form F-1, and subsequent Form 10-Q filings.

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     Polycom and the Polycom logo design are registered trademarks of Polycom,
Inc. in the U.S. and various countries. Accord is a registered trademark and V2IPERA is a trademark of Accord Networks. (C) 2000 Polycom, Inc. and Accord Networks Ltd. All rights reserved.

     Additional Information: Polycom plans to file a Registration Statement on SEC Form S-4 in connection with the merger and Accord expects to mail a Proxy Statement/Prospectus to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available.

     The Registration Statement and the Proxy Statement/Prospectus will contain important information about Polycom, Accord, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Polycom and Accord file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Polycom and Accord at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on public reference rooms. Polycom's and Accord's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

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